Exhibit 99.2

BRF — BRASIL FOODS S.A.

(current denomination of Perdigão S.A.)

A publicly held company

CNPJ n° 01.838.723/0001-27

MARKET ANNOUNCEMENT

The management of BRF — Brasil Foods S.A. (“BRF” or the “Company”) (new denomination of Perdigão S/A), announces to the market, in accordance with Directive/CVM/SEP/GEA-4/Nr244/2009 of November 4 2009, the cancellation of the public listing of Sadia S.A., its wholly-owned subsidiary.

São Paulo, November 05 2009.

Leopoldo Viriato Saboya

Chief Financial and Investor Relations Officer